NEWS RELEASE

RUBICON
MINERALS CORPORATION

TORONTO STOCK EXCHANGE SYMBOL:  RMX                AMEX SYMBOL:  RBY                                        PR04-21
OCTOBER 7, 2004

RUBICON UPDATES PARTNER-FUNDED PROJECTS IN NEWFOUNDLAND

— Drilling commenced at Avalon project with IAMGold —

— New deal signed with Meridian —

David W. Adamson, President and CEO of Rubicon Minerals Corporation (RMX.TSX; RBY.AMEX) is pleased to provide an update on its portfolio of partnered exploration projects on the island of Newfoundland, Canada. The projects are being explored and funded through partnerships with Placer Dome, IAMGold, Meridian and Crosshair.

A summary of exploration activity highlights is provided below:

o Avalon Project (IAMGold)

A 2,000-metre diamond drilling program, funded by partner IAMGold Inc., has commenced at the Avalon project, located in the south-eastern part of the Island. Drilling of the Steep Nap prospect will target a low sulphidation epithermal system documented by Rubicon and the Newfoundland and Labrador Department of Natural Resources in several localities within the 45-kilometer long property position. In the classic low sulphidation epithermal model, high-grade gold (bonanza gold) and silver mineralization, where developed, is associated with a ‘boiling zone’ approximately 100-300 metres below surface. Examples include the world class El Penon gold deposit in Chile. This target will be tested during the current drill program.

o Golden Promise Project (Placer Dome)

Exploration at the Golden Promise project, funded by partner Placer Dome (Canada) CLA Ltd., has led to the discovery of two new gold-bearing quartz veins. These are:

      1) The Christopher Vein Zone

A well developed newly discovered quartz vein zone, named the Christopher vein zone, has been exposed by trenching over a 35 metre strike length and is located 500 metres southwest of the Jaclyn Vein Zone. The new zone, averages 1.5 to 2.0 metres thick and in one location contains visible gold. Grab samples of float (subcrop), prior to trenching, returned gold values up to 3.8 g/t gold. The Jaclyn vein, open at depth and along strike, has returned economically significant mineralization to vertical depths of 192 (see news releases of September 19, 2002, Dec. 11, 2003 and Jan. 22, 2004). The discovery of the Christopher vein zone suggests the possibility of a significant expansion to the Jaclyn zone mineralization.

      2) The Shawn’s Shot Vein Zone

Approximately 7.5 km southwest from the Jaclyn Zone, prospecting has discovered the Shawn’s Shot Vein Zone which has returned assays from grab samples up to 100.5 g/t gold. The vein zone outcrops and consists of a single quartz vein exposed over a 2 metre length. The vein is up to 30 cm thick and has similar features to the Jaclyn Vein Zone.

A reconnaissance drill program is planned at Golden Promise for the fourth quarter of 2004 to test the new vein occurrences.

o Huxter Lane project – (new agreement with Meridian Gold Inc.)

Rubicon is pleased to have signed an option-joint venture agreement with Meridian Gold Inc. whereby Meridian will fund exploration of the Huxter Lane project where the target is an intrusive-related gold deposit. Under the terms of the agreement, Meridian can earn a 55% interest in this 1350 hectare property by spending C$1 million over four years. Soil sampling and geophysical surveys are expected to commence in October 2004. Rubicon is pleased to welcome Meridian as a new partner in Newfoundland.

o Crosshair Options

Partner Crosshair Mining and Exploration has released encouraging results from two projects under option to them. Crosshair is funding these individual projects to earn a 60% interest.

1)	At the Wings Point — Titan project in north central Newfoundland, an 11-hole (881 metre) Phase 1 reconnaissance drill program returned several significant gold bearing intersections including 10.22 g/t gold over 3.35 metres (see Crosshair news release dated September 2, 2004). Crosshair has recently commenced year two of its four year $1.5 MM earn-in option agreement.

2)	At the Glenwood project located approximately 25 kilometres west of Gander, Newfoundland, a trenching and channel sampling program returned an average grade of 6.34 g/t gold over 5.0 metres including a higher grade section assaying 12.22 g/t gold over 2.5 metres. As well, grab samples have returned high-grade values up to 50.23 g/t gold. (see Crosshair news release dated September 9, 2004). Crosshair has recently commenced year two of its four year $2.0 MM earn-in option agreement.

“Rubicon is pleased with the progress to date on our partner-funded Newfoundland project portfolio. With a balanced mix of partner-funded and 100% controlled projects, the Company is well positioned to advance what we believe to be an early stage gold play on the island of Newfoundland. Led by our Chairman, Garfield MacVeigh, we have a high quality exploration team based in Newfoundland that continues to provide us with a competitive exploration advantage,” stated David Adamson.

The Company would like to acknowledge and thank the Government of Newfoundland and Labrador for Junior Company Assistance Program funds that were awarded to Rubicon to help explore the Golden Promise, Avalon and Wings Point-Titan projects.

Rubicon Minerals Corporation is a Canadian-based mineral exploration company listed on both the TSX and AMEX and focuses on gold exploration in Red Lake, Ontario and in Newfoundland, Canada. Its key asset is the 100% McFinley gold project in Red Lake. In addition, Rubicon has recently acquired a 35.6% interest in a private company which has an option to acquire a 75% interest in an Inferred Resource (see www.sedar.com for 43-101 technical report) of 16.9 million tonnes grading 3.03% Copper and 0.66% Cobalt in the DRC. Rubicon also owns 60% of Toquima Minerals Corporation (“Toquima”), a private company, with exploration assets in both Nevada and Alaska. Toquima anticipates carrying out an Initial Public Offering in conjunction with a listing on the TSX Venture Exchange in the near future.

Work on the various projects was carried out under the supervision of the following Qualified Persons as defined under National Instrument 43-101: David Copeland, M.Sc., P.Geol. (Golden Promise Project) and Michael Gray, M.Sc., P.Geo (Avalon Project).

RUBICON MINERALS CORPORATION

David W. Adamson

President & CEO

For more information, contact Bill Cavalluzzo, VP Investor Relations Toll free: 1.866.365.4706 E-mail: bcavalluzzo@rubiconminerals.com
Rubicon Minerals Corporation Suite 1540 - 800 West Pender Street, Vancouver BC CANADA V6C 2V6 www.rubiconminerals.com

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.
The statements contained in this release that are not historical facts are forward-looking statements, which involve risks and uncertainties that could cause actual results to differ materially from targeted results. Mineral resources which are not mineral reserves do not have demonstrated economic viability. The Company relies upon litigation protection for forward looking statements.